51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

July 2, 2013

Item 3	News Release

News releases were disseminated through Marketwire on March 25, 2013 and July 3, 2013, respectively.

Item 4	Summary of Material Change

Pursuant to subscription agreements dated July 2, 2013 with Austral Gold Limited, an Australian public company (ASX:AGD) (“Austral”) and its Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), Argentex sold 8,632,000 Units to Austral and 242,824 Units and one convertible debenture in the principal amount of U.S.$2,300,000 to Austral Argentina for aggregate gross proceeds of CDN$4,975,484. Each Unit consists of one common share and one- half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018. The convertible debenture is convertible into 8,389,176 Units. Also on July 2, 2013, Argentex and Austral entered into an Investment Agreement that entitles Austral to nominate one Argentex director, an Assistant Secretary and one member of the Argentex Technical Advisory Board, and also entitles Austral (and its affiliates) to certain anti-dilution rights.

Half of the subscription proceeds, in the amount of CDN $2,487,742, were paid by Austral in U.S. dollars (US $2,366,575) and paid in Vancouver. The other half of the subscription proceeds was paid by Austral Argentina in Argentine pesos (12,767,666) to SCRN Properties Ltd., the Company’s wholly-owned subsidiary, at its local branch in Argentina. Immediately following the Closing, SCRN Properties Ltd. made a short term loan (the “Loan”) to Sociedad Italiana de Socorros Mutuos Proteccion Familia Italiana de Correa (the “Borrower”) in an amount equal to 12,408,500 pesos. This loan is repayable in pesos in nine monthly installments, with the amount of each installment linked to the U.S. dollar in an effort to protect the Company from devaluation of the Argentine peso. Repayment is guaranteed by Austral.

On July 2, 2013, Jenna Hardy resigned from the Company’s Board of Directors (the “Board”) to create a vacancy for Austral’s nominee and the Board appointed Wayne Hubert, Austral’s nominee, to fill the vacancy.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pursuant to subscription agreements with Austral and Austral Argentina dated July 2, 2013, Argentex sold 8,632,000 Units to Austral and 242,824 Units and one convertible debenture in the principal amount of U.S.$2,300,000 to Austral Argentina for aggregate gross proceeds of CDN$4,975,484. The convertible debenture is convertible into 8,389,176 Units. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018. All of these securities are subject to restrictions on transfer imposed by Canadian and U.S. securities laws, including the Canadian hold period that will expire on November 3, 2013, and to resale restrictions pursuant to the terms of an Investment Agreement signed at the closing.

At the closing, Argentex and Austral entered into an Investment Agreement that entitles Austral to nominate one member of the Board, an Assistant Secretary and one member of the Argentex Technical Advisory Board. The Investment Agreement also entitles Austral (and its affiliates) to certain anti-dilution rights. In the Investment Agreement, Austral agreed that it (and its affiliates) would not initiate or support any effort to gain control of Argentex and that it (and its affiliates) would refrain from acquiring any more than 19.9% of the issued and outstanding shares of Argentex unless otherwise agreed to by Argentex, and both Austral and Argentex agreed to discuss a potential business combination. The Investment Agreement remains in effect until such time as Austral (together with its affiliates) owns less than ten percent (10%) of the issued and outstanding shares of Argentex (on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). In the Investment Agreement, Austral also that it would not transfer any of the securities purchased by it (and Austral Argentina) for one year after the closing, except for transfers to affiliates.

The subscription proceeds from the sale of the Units to Austral were converted into US $2,366,574 and paid to the Company in Vancouver. The subscription proceeds from the sale of Units and the convertible debenture to Austral Argentina were converted into 12,767,666 Argentine pesos and paid to SCRN Properties Ltd., the Company’s wholly-owned subsidiary, at its local branch in Argentina. Immediately following the Closing, SCRN Properties Ltd. made the Loan to the Borrower in an amount equal to 12,408,500 pesos. The Borrower, an Argentine “Mutual”, is the Argentine equivalent of a credit union. The loan is repayable in pesos in nine monthly installments, with the amount of each installment linked to the U.S. dollar in an effort to protect the Company from devaluation of the Argentine peso. Austral has guaranteed repayment of the Loan.

Pursuant to the Investment Agreement, on July 2, 2013, Jenna Hardy resigned from the Board in order to create a vacancy for Austral’s nominee and the Board appointed Wayne Hubert, Austral’s nominee, to fill the vacancy. Mr. Hubert, a resident of the State of Utah, is also a director of Austral.

After adjusting for the issuance of the Units sold at the closing (but without adjusting for Units that may be issued upon conversion of the convertible debenture or shares that can be issued upon exercise of warrants), Austral and its affiliates now own approximately 11.7% of the issued and outstanding shares of Argentex. Upon conversion of the entire principal balance of the convertible debenture (but without adjusting for shares that may be issued upon exercise of warrants), and assuming no other shares are issued by Argentex before conversion, Austral and its affiliates would own approximately 19.9% of the issued and outstanding shares of Argentex. Each warrant contains a term prohibiting exercise by the holder if the exercise would result in the holder (together with its affiliates) having ownership of more than 19.9% of the issued and outstanding Argentex shares.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

July 9, 2013